SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

ACE CASH EXPRESS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

004403101

(CUSIP NUMBER)

Frederick E. Rowe, Jr.
Greenbrier Partners, Ltd.
1901 N. Akard
Dallas, Texas 75201
Tel. No.: (214) 720-2060

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

January 6, 2004

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [x] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 004403101	Schedule 13G	Page 2 of 9

1.	Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Greenbrier Partners, Ltd.
75-2053243

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	☐
		(b)	☒

3.	SEC Use Only

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially	7.	Sole Voting Power: 623,443 shares of Common Stock*
Owned by
Each Reporting Person With	8.	Shared Voting Power: None

	9.	Sole Dispositive Power: 623,443 shares of Common Stock*

	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 623,443 shares of Common Stock*

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	(See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (9): 6.0%

14.	Type of Reporting Person (See Instructions) PN

*BUT SEE ITEM 5(B)

2 of 9

CUSIP No. 004403101	Schedule 13G	Page 3 of 9

1.	Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Rowe Family Partnership, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	☐
		(b)	☒

3.	SEC Use Only

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially	7.	Sole Voting Power: 15,000 shares of Common Stock*
Owned by
Each Reporting Person With	8.	Shared Voting Power: None

	9.	Sole Dispositive Power: 15,000 shares of Common Stock*

	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,000 shares of Common Stock*

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	(See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (9): 0.1%

14.	Type of Reporting Person (See Instructions) PN

*BUT SEE ITEM 5(B)

3 of 9

CUSIP No. 004403101	Schedule 13G	Page 4 of 9

1.	Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Frederick E. Rowe, Jr.
Not Required to be reported: SS#

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	☐
		(b)	☒

3.	SEC Use Only

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially	7.	Sole Voting Power: 5,900 shares of Common Stock*
Owned by
Each Reporting Person With	8.	Shared Voting Power: 638,443 shares of Common Stock*

	9.	Sole Dispositive Power: 5,900 shares of Common Stock*

	10.	Shared Dispositive Power: 638,443 shares of Common Stock*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 644,343 shares of Common Stock*

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
	(See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (9): 6.2%

14.	Type of Reporting Person (See Instructions) PN

*Mr. Rowe shares voting and dispositive power with respect to the aggregate 623,443 shares of Common Stock held by Greenbrier Partners, Ltd. and the aggregate of 15,000 shares of Common Stock held by Rowe Family Partnership, Ltd.

4 of 9

SCHEDULE 13G

     In accordance with Rule 13d-1(h), this Schedule 13G (the “Schedule 13G”), relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Ace Cash Express, Inc., a Texas corporation (the “Issuer”), is being filed to convert a prior statement on Schedule 13D to a Schedule 13G filing and to report a disposition of 99,405 shares of Common Stock reducing our ownership to 623,443 shares of Common Stock. The original Schedule 13D was filed with the Securities and Exchange Commission on September 29, 1993 on behalf of Greenbrier Partners, Ltd., a Texas limited partnership (the “Greenbrier Partnership”), and Frederick E. Rowe, Jr. The Schedule 13D statement was amended on January 19, 1994 (Amendment 1) to add the Rowe Family Partnership, Ltd., a Texas limited partnership (the “Rowe Partnership”), as an additional reporting person and to reflect the purchase of additional shares of Common Stock by Greenbrier Partnership. It was further amended on November 10, 1994 (Amendment 2) to reflect the purchase of additional shares of Common Stock by the Greenbrier Partnership, and amended on June 26, 1996 (Amendment 3) to reflect the purchase of additional shares of Common Stock by the Greenbrier Partnership and the Rowe Partnership.

Item 1. Name and Address of Issuer

(a)	The name of the Issuer is Ace Cash Express, Inc.

(b)	The address of the Issuer is 1231 Greenway Drive, Suite 600, Irving, Texas 75038

Item 2. Identity and Background

(a)	Name of Persons Filing

             This Statement is filed by Greenbrier Partners, Ltd., a Texas limited partnership, engaged in the business of investing in marketable securities, Rowe Family Partnership, a Texas limited partnership, engaged in the business of investing in marketable securities, and Frederick E. Rowe, Jr., the general partner of both the Greenbrier Partnership and the Rowe Partnership.

(b)	Address of Principal Business Office or If None, Residence:

Greenbrier Partnership, Ltd., 1901 North Akard, Dallas, Texas 75201
Rowe Family Partnership, Ltd., 1901 North Akard, Dallas, Texas 75201
Frederick E. Rowe, 1901 North Akard, Dallas, Texas 75201

(c)	Citizenship

Greenbrier Partnership, Ltd. is a Texas limited partnership. Rowe Family Partnership, Ltd. is a Texas limited partnership. Frederick E. Rowe is a U.S. citizen.

(d)	Title of Class of Securities

The class of securities includes the common stock, par value $0.01, of Ace Cash Express, Inc.

(e)	CUSIP Number

The CUSIP number of the Common Stock is 004403101.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

☐	Broker or Dealer registered under Section 15 of the Act.

☐	Bank as defined in section 3(a)(6) of the Act.

☐	Insurance Company as defined in section 3(a)(19) of the Exchange Act.

☐	Investment Company registered under Section 8 of the Investment Company Act.

☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

☐	Employee Benefit Plan or endowment fund in accordance with Rule 13D-1(b)(ii)(F).

☐	Parent Holding Company, in accordance with §240.13d-1(b)(1)(ii)(G).

☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

☑	Not Applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned

The Greenbrier Partnership is the beneficial owner of an aggregate 623,443 shares of Common Stock.

The Rowe Partnership is the beneficial owner of an aggregate of 15,000 shares of Common Stock.

Frederick E. Rowe shares voting and dispositive power with respect to the aggregate of 623,443 shares of Common Stock held by Greenbrier Partners,

Ltd. and the aggregate of 15,000 shares of Common Stock held by Rowe Family Partnership, Ltd. Mr. Rowe has sole voting and dispositive power with respect to the aggregate of 5,900 shares of Common Stock held by him, individually.

(b)	Percent of Class

The Greenbrier Partnership owns 5.99% of all shares of Common Stock outstanding.

The Rowe Partnership owns 0.14% of all shares of Common Stock outstanding.

Mr. Frederick E. Rowe, individually, owns 0.04% of all shares of Common Stock outstanding. Mr. Rowe beneficially owns 6.2% of all shares of Common Stock outstanding.

According to the most recently filed 10Q dated September 30, 2003, a total of 10,407,286 shares of Common Stock were issued and outstanding.

(c)	Number of Shares as to which such person has:

	Sole Voting Power	Shared Voting Power	Sole Dispositive	Shared Dispositive
			Power	Power

Greenbrier	623,443 shares of		623,443 shares of
Partnership	Common Stock*	None	Common Stock*	None

	15,000 shares of		15,000 shares of
Rowe Partnership	Common Stock*	None	Common Stock*	None

Frederick E. Rowe,	5,900 Shares of	638,443 shares of	5,900 shares of	638,443 shares of
Jr.	Common Stock	Common Stock*	Common Stock	Common Stock*

     *Greenbrier Partnership has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of the Common Stock owned by Greenbrier Partnership. Pursuant to the terms of the Limited Partnership Agreement of the Greenbrier Partnership, Mr. Rowe, as the general partner of the Greenbrier Partnership, has the power to manage the affairs of Greenbrier Partnership, including the right to vote and dispose of the shares of Common Stock owned by such partnership.

     The Rowe Partnership has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock owned by the Rowe Partnership. Pursuant to the terms of the Agreement of Limited Partnership of the Rowe Partnership, Frederick E. Rowe, Jr., as the general partner of the Rowe Partnership, has the power to manage the affairs of the Rowe Partnership, including the right to vote and dispose of the shares of Common Stock owned by the Rowe Partnership.

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of the Group

Not Applicable.

Item 10. Certification

     By singing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2004

GREENBRIER PARTNERS LTD.

By:	/s/ Frederick E. Rowe, Jr.

Frederick E. Rowe, Jr.
General Partner

ROWE FAMILY PARTNERSHIP, LTD.

By:	/s/ Frederick E. Rowe, Jr.

Frederick E. Rowe, Jr.
General Partner

/s/ Frederick E. Rowe, Jr.

Frederick E. Rowe, Jr.